EXHIBIT 3
TEXT OF AMENDMENT TO BYLAWS

Section 2. Number and Term. The board of directors shall consist of ten members, and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually. Directors may be elected for a term of office to expire earlier than the third succeeding annual meeting of stockholders after their election if necessary to balance the classes of directors.